SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of July 2003


                                Filtronic PLC
                (Translation of registrant's name into English)

       The Waterfront, Salts Mill Road, Saltaire, Shipley, BD18 3TT, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                 FILTRONIC PLC

               PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MAY 2003

                    Results in line with Market Expectations
    GBP3.8m Pre-Tax Profit from GBP25.5m Loss; Gearing down 30% to 51%; Dividend maintained
         Consolidates Leading Market Position in Both Major Businesses


Filtronic plc ("Filtronic"), a leading global designer and manufacturer of customised microwave electronic subsystems for the wireless telecommunications and defence industries, announces its Preliminary Results for the year ended 31 May 2003. Worldwide sites are in the UK (North of England, Yorkshire, Midlands, Scotland), USA, Finland, China and Australia.


Both major businesses, Wireless Infrastructure and Cellular Handset Products, produced the majority of sales and all of the operating profits, in a year when worldwide demand for the supply of wireless telecommunications products continued to decline, with few signs of an imminent upturn.


In his Statement, Professor J. David Rhodes CBE FRS FREng Executive Chairman said: "Notwithstanding these challenging market conditions, Filtronic consolidated its position as the world's leading independent supplier of transmit / receive modules for mobile base stations. Filtronic is one of the world's leading manufacturers of mobile handset antennas and supplies over 25% of the world demand."


Financial Highlights

-   Group sales of GBP241.3m (2002: GBP280.5m)
-   Operating profit before non-cash items of GBP11.0m (2002: GBP17.8m)
-   Pre-tax profit of GBP3.8m (2002: GBP25.5m loss)
- Earnings per share of 1.46p (2002: 39.31p basic loss), 1.45p on a diluted basis (2002: 39.31p diluted loss)
-   Wireless Infrastructure operating profit of GBP20.9m (2002: GBP31.8m)
-   Cellular Handset Products operating profit of GBP12.9m (2002: GBP11.6m)
- Final dividend maintained at 1.8p (2002: 1.8p), payable 3 Nov 2003, for 2.7p total (2002: 2.7p)
-   Cash generation of GBP19.5m
-   Net gearing down from 81% to 51%


Operational Highlights

-   Wireless Infrastructure: Outperformance against competitors
-   Pricing pressure in 2G and 2.5G systems
-   Low levels of demand for 3G WCDMA products
-   Well positioned for third generation deployment
- Cellular Handset Products: Record sales, operating profit up, margins maintained
-   Supplied 106 million handsets, up 23%; new Far Eastern customers
- Electronic Warfare: Business profitable second half, increasing on monthly basis 2003
-   Increasing production volumes for European Fighter Aircraft
-   Broadband Access: Business relocated to Newton Aycliffe, new products
- Compound Semiconductors: New products, new business opportunities, losses reduced
-   Transfer of closed California business to Newton Aycliffe


Development of Compound Semiconductor Technologies

-    New proprietary processes for switches, power transistors and MMICs


Outlook

In his Statement, Professor J. David Rhodes said: "The Board expects that the group will continue to generate cash and reduce indebtedness during the financial year ending 31 May 2004."


"Overall, our two main businesses are expected at least to maintain their market position. In addition, the Electronic Warfare business is now growing and profitable. The range of products and processes, particularly at Newton Aycliffe, has been expanded to provide a platform for growth."


Enquiries:

Professor J. David Rhodes, Executive Chairman,   Tel: 020 7786 9600 (Monday -
Filtronic plc                                    Thursday)

John Samuel, Finance Director, Filtronic plc
Professor Christopher Snowden, Director,         Tel: 01274 530 622
Filtronic plc

Peter Binns, Paul McManus, Emmie Peryer,
Binns & Co PR Ltd                                Tel: 020 7 786 9600
                                                 Mob: 07980 541 893



Executive Chairman's Statement



Financial results

Sales for the year ended 31 May 2003 were GBP241.3m (2002 GBP280.5m). Operating profit before exceptional costs, goodwill amortisation, and share compensation costs was GBP11.0m (2002 GBP17.8m).

After charging exceptional costs of GBP1.8m, goodwill amortisation of GBP2.3m, share compensation costs of GBP0.2m, and net interest and financing currency costs of GBP2.9m, the profit before tax was GBP3.8m (2002 GBP25.5m loss). After tax, this was GBP1.1m (2002 GBP29.0m loss), resulting in basic earnings per share of 1.46p (2002 39.31p basic loss), which is 1.45p on a diluted basis (2002 39.31p loss).


Net interest and financing currency costs have fallen to GBP2.9m from GBP12.5m in 2002. This is partly due to lower levels of net interest payable which reduced to GBP8.0m from GBP12.6m in 2002 as a result of buying in $37.2m of 10% Senior Notes during the year. Additionally, a net financing currency exchange gain of GBP4.2m (2002 GBP0.1m) has arisen on the 10% Senior Notes and an exceptional net gain of GBP0.9m (2002 GBPnil) was realised on buying in the Senior Notes at a discount to par value.


Cash

At 31 May 2003, Filtronic had a cash balance of GBP6.5m, having generated GBP19.5m of cash during the financial year. Filtronic's debt was $103.6m (GBP63.2m) of 10% Senior Notes, after using GBP22.1m of cash to buy in $37.2m of 10% Senior Notes. Additionally, the company continues to have bank borrowing facilities totalling GBP31.0m, none of which was being utilised at the year end. Net gearing was 51%, compared to 81% at 31 May 2002.


Dividend

The Board is proposing to maintain the final dividend of 1.8p (2002 1.8p) payable on 3 November 2003 to shareholders on the register at 15 August 2003.


Operations

The segmental analysis of the business is as follows:



                                                       Operating profit before
                                                       closure costs, goodwill
                                                    amortisation and impairment,
                                                        tangible fixed asset
                                                        impairment and share
                                                              compensation

                                   Sales
Year ended 31 May          2003              2002         2003             2002
                           GBPm              GBPm         GBPm             GBPm

Wireless infrastructure   151.7             188.6         20.9             31.8
Cellular handset           51.2              48.8         12.9             11.6
products
Electronic warfare         25.7              27.0         (0.5)            (1.4)
Broadband access           10.8              12.5         (2.8)            (3.0)
Inter segment              (1.6)             (3.9)           -                -
Central costs                 -                -          (4.9)            (5.0)
                         -------           -------      -------          -------
Excluding Compound        237.8             273.0         25.6             34.0
semiconductors
Compound semiconductors     3.5               7.5        (14.6)           (16.2)
                         -------           -------      -------          -------
                          241.3             280.5         11.0             17.8
                         -------           -------      -------          -------






Wireless Infrastructure

Market conditions have been characterised by strong pricing pressure in 2G and 2.5G systems and low levels of demand for 3G WCDMA products. As a result, both sales and operating margins in this business segment declined. Although the larger operations in the UK and the USA continued to achieve our target operating margins, low levels of 3G WCDMA demand adversely impacted performance in our Finnish and Australian operations. Overall, Filtronic continued to outperform its competitors and remains the number one independent supplier of its type in the world. Continued focus on customer support, cost reductions and operating efficiency will remain at the forefront of this business segment's strategy.


Cellular Handset Products

The Cellular Handset Products business had another outstanding year. During the financial year, Filtronic supplied approximately 106 million handset antennas, an increase of 23% over the previous financial year. Over one third of these units were manufactured in Suzhou, China. Several Far Eastern handset manufacturers have been added as customers during the year, although to date they have not accounted for material levels of sales.


Electronic Warfare

The Electronic Warfare business segment finished the financial year strongly after a disappointing first half. The business was profitable, and increasingly so, in each of the last four months of the financial year, reflecting the increasing volumes of production in the European Fighter Aircraft programme, alongside strong demand for certain products in the USA.


Broadband Access

The Broadband Access business continued to suffer from low levels of demand for its current point to point transceiver products resulting in continuing losses. New high performance, lower cost, monolithic microwave integrated circuits ("MMICs") from Newton Aycliffe have been designed and are expected to be introduced during the second half of the next financial year, which should assist in improving financial performance in this business segment.


Compound Semiconductors

Throughout the year, focus has been maintained on developing and qualifying the compound semiconductor processes at our state of the art facility at Newton Aycliffe. As I stated in my Interim Statement in January 2003, our agreement for foundry sales with M/A-COM, Inc., has not proved fruitful. As a result, we have developed a new proprietary switch process and sample product has been supplied to several major potential customers for mobile handset and wireless LAN market applications. In addition, an innovative process for the manufacture of very high power transistors has been developed for the base station power amplifier market. These transistors are essential to meet the high efficiency requirements of our power amplifier development. The MMIC process has been used to supply initial quantities of product to BAE SYSTEMS Avionics Ltd and other customers, including internal requirements in the Broadband Access business. These products address both the defence and wireless communications markets.


Filtronic Solid State, California

Last year, the Board announced the closure of the fabrication facility for compound semiconductors at Filtronic Solid State, Santa Clara, California. The exceptional closure costs amounted to GBP1.8m, GBP0.9m lower than the estimate made in the half year results to 30 November 2002. The compound semiconductor team at Filtronic Solid State is now operating as a 'fabless' compound semiconductor business using the manufacturing capability at Newton Aycliffe.


Outlook

The Board expects that the group will continue to generate cash and reduce indebtedness during the financial year ending 31 May 2004.


Worldwide demand for mobile infrastructure products continued to decline during the past year with few signs of an imminent upturn. Independent forecasts indicate a further decline in the range of 10% to 20% in this market in 2003. Notwithstanding these challenging market conditions, Filtronic has continued to consolidate its position as the world's leading independent supplier of transmit /receive modules for mobile base stations. Despite pricing pressures and difficult markets, the Board remains confident in the medium and long term opportunities offered by the wireless communications markets, including 3G, for both the company's existing and new products including high performance power amplifiers.


Filtronic is one of the world's leading manufacturers of mobile handset antennas and supplies over 25% of the world demand. The world market for mobile handsets is independently forecast to show an approximate 10% year on year unit growth in 2003. The Board expects Filtronic to maintain its market position in this business segment in the financial year ending 31 May 2004.


The Electronic Warfare business is characterised by long development cycles and requires demanding technical performance. Filtronic has now entered the production phase for several qualified products on a number of major programmes, which should provide sustainable, profitable growth over a number of years.


Considerable pressure exists to develop and produce more sophisticated and cost effective solutions in the mobile telecommunications industry. For the last three years our major research and development effort has been aimed specifically at 3G base station equipment. At the heart of the new products are the compound semiconductor transistors manufactured at Newton Aycliffe, which are embedded in proprietary circuits to provide high power (360 Watts peak) very efficiently. Following the successful demonstration of this technology to several Original Equipment Manufacturers ("OEMs"), customer specific 3G power amplifier requirements are now being addressed using internally developed advanced digital linearisation techniques. These customer specific sample units will be delivered to at least four major OEMs over the next few months. Other market demands have led us to develop a larger range of compound semiconductor products at Newton Aycliffe with an increased urgency to introduce multifunction MMICs for both the commercial and defence sectors. Our developments at Newton Aycliffe position Filtronic to take advantage of a wide range of compound semiconductor related market opportunities as they arise.


Overall, our two main businesses are expected at least to maintain their market position. In addition, the Electronic Warfare business is now growing and profitable. The range of products and processes, particularly at Newton Aycliffe, has been expanded to provide a platform for growth.



Professor J D Rhodes CBE FRS FREng

Executive Chairman

28 July 2003



Consolidated Profit and Loss Account
for the year ended 31 May 2003

                                       Excluding
                                        Compound       Compound
                                           semi-          semi-
                                      conductors     conductors
                                            2003           2003           2003
                             note         GBP000         GBP000         GBP000

Sales                        1, 2        237,816          3,452        241,268
                                     -----------    -----------    -----------
Operating profit/(loss)
before closure costs,
goodwill amortisation and
impairment, tangible fixed
asset impairment and share
compensation                 1, 2         25,658        (14,637)        11,021

Exceptional closure costs       3              -         (1,812)        (1,812)
Goodwill amortisation                     (2,348)             -         (2,348)
Exceptional goodwill            4              -              -              -
impairment
Exceptional tangible fixed      5              -              -              -
asset impairment
Share compensation              6           (146)             -           (146)
                                     -----------    -----------    -----------
Operating profit/(loss)      1, 2         23,164        (16,449)         6,715
                                     -----------    -----------    -----------

Net interest payable            7                                       (7,995)
Net financing currency          8                                        4,236
exchange gain
Exceptional net gain on         9                                          881
repayment of debt
                                                                   -----------
                                                                        (2,878)
                                                                   -----------
Profit on ordinary                                                       3,837
activities before
taxation

Taxation on profit on          10                                       (2,753)
ordinary activities
                                                                   -----------

Profit on ordinary                                                       1,084
activities after taxation

Dividends                                                               (2,006)
                                                                   -----------
Deficit for the year                                                      (922)
                                                                   -----------

Adjusted earnings per
share

    Basic                      11                                         0.37p
    Diluted                    11                                         0.37p


Earnings per share

    Basic                      11                                         1.46p
    Diluted                    11                                         1.45p


Dividend per share                                                        2.70p




Consolidated Profit and Loss Account
for the year ended 31 May 2002

                                       Excluding
                                        Compound       Compound
                                           semi-          semi-
                                      conductors     conductors
                                            2002           2002           2002
                             note         GBP000         GBP000         GBP000

Sales                        1, 2        273,066          7,481        280,547
                                     -----------    -----------    -----------
Operating profit/(loss)
before closure costs,
goodwill amortisation and
impairment, tangible fixed
asset impairment and share
compensation                 1, 2         34,029        (16,196)        17,833

Exceptional closure costs       3              -              -              -
Goodwill amortisation                     (3,880)        (1,472)        (5,352)
Exceptional goodwill            4         (5,658)       (10,378)       (16,036)
impairment
Exceptional tangible fixed      5              -         (7,938)        (7,938)
asset impairment
Share compensation              6         (1,570)             -         (1,570)
                                     -----------    -----------    -----------
Operating profit/(loss)      1, 2         22,921        (35,984)       (13,063)
                                     -----------    -----------    -----------

Net interest payable            7                                      (12,638)
Net financing currency          8                                          165
exchange gain
Exceptional net gain on         9                                            -
repayment of debt
                                                                   -----------
                                                                       (12,473)
                                                                   -----------
Loss on ordinary activities                                            (25,536)
before taxation

Taxation on profit on          10                                       (3,508)
ordinary activities
                                                                   -----------

Loss on ordinary activities                                            (29,044)
after taxation

Dividends                                                               (1,999)
                                                                   -----------
Deficit for the year                                                   (31,043)
                                                                   -----------

Adjusted earnings per
share

    Basic                      11                                         2.28p
    Diluted                    11                                         2.25p


Loss per share

    Basic                      11                                       (39.31)p
    Diluted                    11                                       (39.31)p


Dividend per share                                                        2.70p





Consolidated Statement of Total Recognised Gains and Losses for the year ended 31 May 2003

                                                           2003           2002
                                                         GBP000         GBP000

Profit/(loss) on ordinary activities after                1,084        (29,044)
taxation

Currency exchange movement arising on                      (590)         1,422
consolidation

Currency exchange movement on loan                        5,329          2,496
                                                    -----------    -----------
Total recognised gains and losses for the year            5,823        (25,126)
                                                    -----------    -----------





Consolidated Balance Sheet
at 31 May 2003

                                                          2003           2002
                                                        GBP000         GBP000

Fixed assets

Intangible assets                                       35,769         34,720
Tangible assets                                         96,272        108,589
                                                   -----------    -----------
                                                       132,041        143,309
                                                   -----------    -----------
Current assets

Stocks                                                  34,344         43,735
Debtors                                                 50,908         55,435
Cash                                                     6,522          9,083
                                                   -----------    -----------
                                                        91,774        108,253

Creditors: amounts falling due within one year          38,821         39,774
                                                   -----------    -----------
Net current assets                                      52,953         68,479
                                                   -----------    -----------
Total assets less current liabilities                  184,994        211,788

Creditors: amounts falling due after one year           61,942         93,769

Provision for deferred tax                                 750            408

Deferred income                                         13,143         12,415
                                                   -----------    -----------

Net assets                                             109,159        105,196
                                                   -----------    -----------

Capital and reserves

Called up share capital                                  7,430          7,409

Share premium account                                  135,851        134,151

Shares to be issued                                      4,321          6,682

Revaluation reserve                                        106            106

Other reserve                                              828              -

Profit and loss account                                (39,377)       (43,152)
                                                   -----------    -----------

Equity shareholders' funds                             109,159        105,196
                                                   -----------    -----------





Consolidated Cash Flow Statement
for the year ended 31 May 2003

                                                           2003           2002
                                           note          GBP000         GBP000

Net cash flow from operating activities      A           38,528         64,218
                                                    -----------    -----------
Returns on investment and servicing of
finance

Interest received                                           231            358
Interest paid                                            (7,638)       (11,629)
                                                    -----------    -----------
Net cash flow from returns on investment                 (7,407)       (11,271)
and servicing of finance
                                                    -----------    -----------

Tax paid                                                 (4,128)        (2,345)
                                                    -----------    -----------

Capital expenditure

Purchase of tangible fixed assets                        (8,198)       (11,369)
Sale of tangible fixed assets                             1,378          1,312
Government grants received                                1,319          1,034
                                                    -----------    -----------
Net cash flow from capital expenditure                   (5,501)        (9,023)
                                                    -----------    -----------

Equity dividends paid                                    (2,002)        (1,992)
                                                    -----------    -----------


                                                    -----------    -----------

Net cash flow before financing                           19,490         39,587
                                                    -----------    -----------

Financing

Issue of shares                                               -            264

Loans repaid                                            (22,107)       (21,982)
                                                    -----------    -----------

Net cash flow from financing                            (22,107)       (21,718)
                                                    -----------    -----------


(Decrease)/increase in cash                  B           (2,617)        17,869
                                                    -----------    -----------





Notes to the Consolidated Cash Flow Statement for the year ended 31 May 2003

A Reconciliation of operating profit/(loss) to net cash flow from operating activities

                                                                   2003                  2002
                                                                 GBP000                GBP000

    Operating profit/(loss)                                       6,715               (13,063)
    Goodwill amortisation                                         2,348                 5,352
    Exceptional goodwill impairment                                   -                16,036
    Share compensation                                              146                 1,570
    Depreciation                                                 19,322                20,433
    Exceptional tangible fixed asset                                  -                 7,938
    impairment
    (Profit)/loss on disposal of tangible                          (518)                  191
    fixed assets
    Licence fee income received                                       -                10,000
    Licence fee released                                            (66)                    -
    Government grants released                                     (525)                 (134)
    Movement in stocks                                            8,734                 7,445
    Movement in debtors                                           3,876                12,115
    Movement in creditors                                        (1,504)               (3,665)
                                                            -----------           -----------
    Net cash flow from operating                                 38,528                64,218
    activities
                                                            -----------           -----------

B   Reconciliation of net cash flow to movement in net debt


                                                                   2003                  2002
                                                                 GBP000                GBP000

    (Decrease)/increase in cash                                  (2,617)               17,869
    Cash flow from debt                                          22,107                21,982
                                                            -----------           -----------
    Change in net debt from cash flows                           19,490                39,851

    Non-cash movement                                               293                (1,367)

    Currency exchange movement                                    9,483                 2,754
                                                            -----------           -----------

    Movement in net debt                                         29,266                41,238

    Opening net debt                                            (84,686)             (125,924)
                                                            -----------           -----------

    Closing net debt                                            (55,420)              (84,686)
                                                            -----------           -----------


C   Analysis of movement in net debt


                            At                                      Currency             At
                        1 June           Cash       Non-cash        exchange         31 May
                          2002           flow       movement        movement           2003
                        GBP000         GBP000         GBP000          GBP000         GBP000

   Cash                  9,083         (2,617)             -              56          6,522
   Loans due           (93,769)        22,107            293           9,427        (61,942)
   after one
   year
                    -----------    -----------    -----------     -----------    -----------
   Net debt            (84,686)        19,490            293           9,483        (55,420)
                    -----------    -----------    -----------     -----------    -----------



Consolidated Reconciliation of Shareholders' Funds

for the year ended 31 May 2003



                                                           2003           2002
                                                         GBP000         GBP000

Profit/(loss) on ordinary activities after                1,084        (29,044)
taxation

Dividends                                                (2,006)        (1,999)
                                                     -----------    -----------

Deficit for the year                                       (922)       (31,043)

Contribution to QUEST                                         -           (461)

Currency exchange movement arising on                      (590)         1,422
consolidation

Currency exchange movement on loan                        5,329          2,496

Issue of shares                                           2,507          3,229

Shares to be issued - shares issued                      (2,507)        (2,504)

Shares to be issued - share compensation                    146          1,570
                                                    -----------    -----------

Movement in shareholders' funds                           3,963        (25,291)


Opening shareholders' funds                             105,196        130,487
                                                    -----------    -----------


Closing shareholders' funds                             109,159        105,196
                                                    -----------    -----------




Notes to the Financial Statements
for the year ended 31 May 2003


 1   Geographical origin segment analysis
                                                           2003           2002
                                                         GBP000         GBP000

     Sales
     United Kingdom                                     102,807        108,951
     Finland                                             64,954         68,936
     United States of America                            56,967         98,871
     Australia                                            5,490         14,962
     China                                               21,791         12,857
     Inter segment                                      (10,741)       (24,030)
                                                    -----------    -----------
                                                        241,268        280,547
                                                    -----------    -----------

     Operating profit/(loss) before closure costs, goodwill
     amortisation and impairment, tangible fixed assets
     impairment and share compensation
     United Kingdom                                         167          2,862
     Finland                                              8,087         12,316
     United States of America                             2,895          2,482
     Australia                                           (2,004)           793
     China                                                6,811          4,332
     Central costs                                       (4,935)        (4,952)
                                                    -----------    -----------
                                                         11,021         17,833
                                                    -----------    -----------

     Operating profit/(loss)
     United Kingdom                                         167          2,862
     Finland                                              5,960         10,424
     United States of America                               716        (26,522)
     Australia                                           (2,004)           793
     China                                                6,811          4,332
     Central costs                                       (4,935)        (4,952)
                                                    -----------    -----------
                                                          6,715        (13,063)
                                                    -----------    -----------


The operating profit/(loss) in the United States of America is after charging GBP1,812,000 (2002 GBPnil) of exceptional closure costs, GBPnil (2002 GBP16,036,000) of exceptional goodwill impairment and GBPnil (2002 GBP7,938,000) of exceptional tangible fixed asset impairment.


Notes to the Financial Statements
for the year ended 31 May 2003

 2   Business segment analysis


                                                           2003           2002
                                                         GBP000         GBP000

     Sales
     Wireless infrastructure                            151,715        188,589
     Cellular handset products                           51,242         48,845
     Electronic warfare                                  25,721         26,977
     Broadband access                                    10,796         12,544
     Inter segment                                       (1,658)        (3,889)
                                                    -----------    -----------
     Excluding compound semiconductors                  237,816        273,066
     Compound semiconductors                              3,452          7,481
                                                    -----------    -----------
                                                        241,268        280,547
                                                    -----------    -----------

     Operating profit/(loss) before closure costs, goodwill
     amortisation and impairment, tangible fixed assets
     impairment and share compensation
     Wireless infrastructure                             20,962         31,777
     Cellular handset products                           12,961         11,570
     Electronic warfare                                    (492)        (1,336)
     Broadband access                                    (2,838)        (3,030)
     Central costs                                       (4,935)        (4,952)
                                                    -----------    -----------
     Excluding compound semiconductors                   25,658         34,029
     Compound semiconductors                            (14,637)       (16,196)
                                                    -----------    -----------
                                                         11,021         17,833
                                                    -----------    -----------
     Operating profit/(loss)
     Wireless infrastructure                             20,962         31,777
     Cellular handset products                           10,834          9,678
     Electronic warfare                                    (713)        (1,583)
     Broadband access                                    (2,984)       (11,999)
     Central costs                                       (4,935)        (4,952)
                                                    -----------    -----------
     Excluding compound semiconductors                   23,164         22,921
     Compound semiconductors                            (16,449)       (35,984)
                                                    -----------    -----------
                                                          6,715        (13,063)
                                                    -----------    -----------


The operating loss of compound semiconductors is stated after charging GBP1,812,000 (2002 GBPnil) of exceptional closure costs, GBPnil (2002 GBP10,378,000) of exceptional goodwill impairment and GBPnil (2002 GBP7,938,000) of exceptional tangible fixed asset impairment. The operating loss of broadband access is stated after charging GBPnil (2002 GBP5,658,000) of exceptional goodwill impairment.


Notes to the Financial Statements
for the year ended 31 May 2003

 3   Exceptional closure costs

                                                           2003           2002
                                                         GBP000         GBP000

     Exceptional closure costs                            1,812              -
                                                    -----------    -----------


     The exceptional closure costs relate to the closure of the compound semiconductor fabrication facility at Filtronic Solid State, Santa Clara, California.

 4   Exceptional goodwill impairment



                                                           2003           2002
                                                         GBP000         GBP000

     Exceptional goodwill impairment                          -         16,036
                                                    -----------    -----------


     There has been no impairment to goodwill in the year ended 31
     May 2003. In the year ended 31 May 2002, GBP10,378,000 of the exceptional goodwill impairment arose in respect of the compound semiconductor operation at Filtronic Solid State and GBP5,658,000 in respect of Filtronic Sigtek, Inc., which forms part of the broadband access business segment.

 5   Exceptional tangible fixed assets impairment


                                                           2003           2002
                                                         GBP000         GBP000

     Exceptional tangible fixed asset impairment              -          7,938
                                                    -----------    -----------

     There has been no impairment to tangible fixed assets in the year ended 31 May 2003. In the year ended 31 May 2002, the whole of the exceptional tangible fixed asset impairment arose in respect of the compound semiconductor operation at Filtronic Solid State.

 6   Share compensation


                                                           2003           2002
                                                         GBP000         GBP000

     Share compensation                                     146          1,570
                                                    -----------    -----------


     As a result of the acquisition of Filtronic Sigtek, Inc., on 22 August 2000, a maximum cumulative charge of GBP4,285,000, comprising the issue to certain employees of Filtronic Sigtek, Inc. of a maximum of 364,067 ordinary shares of 10p each in Filtronic plc, could arise over the four year period following the acquisition. This share compensation is contingent on Filtronic Sigtek, Inc., maintaining the number and quality of its engineers over that period. The cumulative charge at 31 May 2003 was GBP4,009,000 (2002 GBP3,863,000).




Notes to the Financial Statements
for the year ended 31 May 2003

 7   Net interest payable


                                                           2003           2002
                                                         GBP000         GBP000

     Interest receivable

     Interest on bank deposits                              231            358
                                                    -----------    -----------
     Interest payable

     Interest on bank borrowings                             51            460

     Interest on other loans                              7,587         11,169

     Debt issue costs - amortisation                        588            824

     Debt issue costs - loss on repayment of                  -            543
     debt
                                                    -----------    -----------

                                                          8,226         12,996
                                                    -----------    -----------


                                                    -----------    -----------

     Net interest payable                                 7,995         12,638
                                                    -----------    -----------



 8   Net financing currency exchange gain


                                                           2003           2002

                                                         GBP000         GBP000


     Currency exchange gain/(loss) on cash                  138           (224)
     balances

     Currency exchange gain on loan                       4,098            389
                                                    -----------    -----------

                                                          4,236            165
                                                    -----------    -----------


 9   Exceptional net gain on repayment of debt

                                                           2003           2002

                                                         GBP000         GBP000


     Profit on repayment of debt                          1,443              -

     Debt issue costs - loss on repayment of               (562)             -
     debt
                                                    -----------    -----------

                                                            881              -
                                                    -----------    -----------



Notes to the Financial Statements
for the year ended 31 May 2003

 10   Taxation on profit/(loss) on ordinary activities

                                                           2003           2002

                                                         GBP000         GBP000

      Current tax

      United Kingdom                                         37            162

      Overseas                                            2,425          2,938
                                                    -----------    -----------

                                                          2,462          3,100
                                                    -----------    -----------

      Deferred tax

      Overseas origination and reversal of timing
      differences                                           291            408
                                                    -----------    -----------


                                                    -----------    -----------

                                                          2,753          3,508
                                                    -----------    -----------


      The United Kingdom current tax charge arises from taxes paid overseas on income paid to the United Kingdom which cannot be fully relieved against United Kingdom taxes. The overseas tax charge for the year arises primarily from the group's operations in Finland and to a lesser extent in China, where taxable profits cannot be relieved by losses available in other jurisdictions. Additionally, the overseas tax charge includes certain state taxes in the United States of America.





Notes to the Financial Statements
for the year ended 31 May 2003

 11   Earnings/(loss) per share


                                                           2003           2002

                                                         GBP000         GBP000


      Adjusted basic earnings per share                    0.37p          2.28p

      Effect of adjusted items net of taxation             1.09p        (41.59)p
                                                    -----------    -----------

      Basic earnings/(loss) per share                      1.46p        (39.31)p
                                                    -----------    -----------

      Adjusted diluted earnings per share                  0.37p          2.25p

      Effect of adjusted items net of taxation             1.08p        (41.56)p
                                                    -----------    -----------

      Diluted earnings/(loss) per share                    1.45p        (39.31)p
                                                    -----------    -----------


                                                         GBP000         GBP000


      Adjusted profit                                       273          1,687

      Exceptional closure costs                          (1,812)             -

      Goodwill amortisation                              (2,348)        (5,352)

      Exceptional goodwill impairment                         -        (16,036)

      Exceptional tangible fixed asset                        -         (7,938)
      impairment

      Share compensation                                   (146)        (1,570)

      Net financing currency exchange gain                4,236            165

      Exceptional net gain on repayment of debt             881              -
                                                    -----------    -----------

      Profit/(loss) on ordinary activities after          1,084        (29,044)
      taxation
                                                    -----------    -----------


      Weighted average number of shares in issue     74,245,267     73,881,832

      Dilution effect of share options                        -        243,482

      Dilution effect of contingently issuable          459,850        708,543
      shares
                                                    -----------    -----------

      Diluted weighted average number of shares      74,705,117     74,833,857
                                                    -----------    -----------



The adjusted earnings/(loss) per share figures have been provided in order that the effects of the adjusted items on reported earnings per share can be fully appreciated.


The financial information set out above does not constitute the company's statutory accounts for the years ended 31 May 2003 or 31 May 2002. Statutory accounts for 2002 have been delivered to the registrar of companies, and those for 2003 will be delivered following the company's annual general meeting. The auditors have reported on the 2002 accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Filtronic PLC
                                            (Registrant)




                                            By: David Staddon
                                            Group Finance Controller





Date 28 JULY 2003